Exhibit 99.02

Xcel Energy Inc. and Subsidiaries Consolidated Statements of Operations, as restated for discontinued operations, for the quarters ended March 31, 2003, June 30, 2003, Sept. 30, 2003 and Dec. 31, 2003.

The following Consolidated Statements of Operations reflect reclassifications of 2003 quarterly results from their previous presentation in Xcel Energy’s Annual Report on Form 10-K for the year ended Dec. 31, 2003 to reflect the operations discontinued during 2004.  The operating results of CLF&P and Seren are reflected as a component of Income (loss) from discontinued operations – net of tax.  The reclassifications had no impact on net income or earnings per share.

XCEL ENERGY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Three Months Ended
	March 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003
Operating revenues:
Electric utility	$1,365,378	$1,374,327	$1,754,514	$1,440,468
Natural gas utility	654,272	266,741	178,731	585,602
Electric trading margin	(1,034)	5,648	10,837	1,714
Nonregulated and other	48,879	57,023	57,518	58,387
Total operating revenues	2,067,495	1,703,739	2,001,600	2,086,171

Operating expenses:
Electric fuel and purchased power - utility	592,151	639,342	814,446	659,900
Cost of natural gas sold and transported - utility	474,211	170,994	100,763	445,028
Cost of sales - nonregulated and other	28,232	34,195	46,470	33,643
Other operating and maintenance expenses - utility	377,502	378,520	383,252	431,218
Other operating and maintenance expenses - nonregulated	18,866	17,897	16,571	16,882
Depreciation and amortization	185,626	200,542	186,979	155,845
Taxes (other than income taxes)	80,700	81,355	84,251	71,572
Special charges	—	10,436	2,980	5,623
Total operating expenses	1,757,288	1,533,281	1,635,712	1,819,711
Operating income	310,207	170,458	365,888	266,460

Interest and other income, net of other expenses	(801)	10,042	20,623	5,574

Interest charges and financing costs:
Interest charges - net of amounts capitalized	105,079	109,474	104,318	109,609
Distributions on redeemable preferred securities of subsidiary trusts	9,586	9,566	2,621	958
Total interest charges and financing costs	114,665	119,040	106,939	110,567
Income from continuing operations before income taxes	194,741	61,460	279,572	161,467
Income taxes	66,106	1,833	94,924	8,538
Income from continuing operations	128,635	59,627	184,648	152,929
Income (loss) from discontinued operations - net of tax	11,377	(342,189)	102,847	324,517
Net income (loss)	140,012	(282,562)	287,495	477,446
Dividend requirements on preferred stock	1,060	1,060	1,060	1,060
Earnings (loss) available to common shareholders	$138,952	$(283,622)	$286,435	$476,386

Weighted average common shares outstanding (thousands):
Diluted	417,368	418,063	418,128	422,086
Earnings per share:
Income from continuing operations	$0.31	$0.15	$0.44	$0.37
Income (loss) from discontinued operations	0.03	(0.82)	0.25	0.77
Earnings (loss) per share – diluted	$0.34	$(0.67)	$0.69	$1.14